Exhibit (11)


FLORIDA ROCK INDUSTRIES, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE



                                               Year Ended September 30
                                         2006            2005          2004


Net income                           $211,409,000    157,653,000    113,670,000

Common shares:

Weighted average shares outstanding
 during the period -  used for
 basic earnings per share              65,621,003     65,305,615     64,810,289

Shares issuable under stock options
 which are potentially dilutive         1,207,714      1,458,310      1,323,055

Shares used for diluted earnings
 per share                             66,828,717     66,763,925     66,133,344

Earnings per share:
 Basic                                      $3.22           2.41           1.75

 Diluted   	                            $3.16           2.36           1.72